UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-128379

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN
(Exact name of registrant as specified in its charter)

505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Beacon Sales Acquisition, Inc.
401(k) Profit Sharing Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (1)

    (1)     Effective September 30, 2023, the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the "Plan") terminated the option to invest contributions in, or transfer funds into, a fund consisting primarily of shares of common stock, $0.01 par value per share (the "Common Stock"), of Beacon Roofing Supply, Inc. (the "Company"). On January 26, 2024, the Company filed Post-Effective Amendment No. 1 to Form S-8 Registration

Statement (File No. 333-128379) to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. All Plan balances in such fund have been liquidated. Accordingly, this Form 15 has been filed to report the suspension of the duty of the Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 1, 2024	BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

	By:	/s/ Sean M. McDevitt
Sean M. McDevitt
Member, Investment Committee